March 11, 2020

Matthew Derby

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Statement on Form 1-A Post-Qualification Amendment No. 5 Filed March 6, 2020 File No. 024-10822

Dear Mr. Derby:

Kindly be advised that Smart Decision, Inc. (the “Company”) requests that its Regulation A offering be qualified on Friday, March 13, 2020 at 5:00 pm Eastern Time.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Brian Higley

Outside Legal Counsel

cc:	Adam Green, CEO
Eric Gutmann, CFO